                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                        Mine Safely Appliances Company
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                               (Name of Issuer)


                           Common Stock, no par value
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                        (Title of Class of Securities)


                                  602720 10 4
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                                (CUSIP Number)



                           John C. Unkovic, Esquire
                         Reed Smith Shaw & McClay LLP
                               435 Sixth Avenue
                        Pittsburgh, Pennsylvania 15219
                                 (412) 288-3294
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         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)



                               October 22, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]*

-------------------------------
* The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 602720 10 4
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------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS,
 1)   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          John C. Unkovic
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2)                                                              (a) [_]
                                                                 (b) [X]
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      SEC USE ONLY
 3)

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      SOURCE OF FUNDS (See Instructions)
 4)
        OO
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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5)
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6)
        U.S.A.
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                          SOLE VOTING POWER
                     (7)
     NUMBER OF
                            480
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      (8)

     OWNED BY               282,970
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     (9)
    REPORTING
                            480
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          (10)
                            282,970
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11)

        283,450
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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12)
      (See Instructions)
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13)
        5.8%
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      TYPE OF REPORTING PERSON (See Instructions)
14)
        IN
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                               Page 2 of 5 Pages
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Item 1.  Security and Issuer.

         Common Stock, no par value (the "Common Stock"), of Mine Safety Appliances Company (the "Company"), P.O. Box 426, Pittsburgh, Pennsylvania 15230.

Item 2.  Identity and Background.

         (a)  Name of Person Filing:  John C. Unkovic

         (b)  Residence or Business Address:  435 Sixth Avenue
                                              Pittsburgh, PA  15219

         (c) Present Principal Occupation: Partner, Reed Smith Shaw & McClay LLP (attorneys-at-law), 435 Sixth Avenue, Pittsburgh, PA 15219

         (d) During the last five years, the undersigned has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the undersigned was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the undersigned was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)  Citizenship:  U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

         The undersigned became a beneficial owner, as defined in Rule 13d-3, of more than 5% of the Common Stock as a result of accepting appointment as a co-trustee of four trusts. No funds or other consideration was paid in connection with any of such appointments.

Item 4.  Purpose of Transaction.

         See Item 3. The undersigned does not presently have any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company, except that the undersigned is currently in the process of being appointed trustee of an additional trust holding 8,928 shares of Common Stock;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

                               Page 3 of 5 Pages

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         (d)  Any change in the present board of directors or management of the
              Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Company;

         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)  Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

(a) The undersigned beneficially owns (as defined in Rule 13d-3) 283,450 shares of Common Stock, or approximately 5.8% of the outstanding shares based on the 4,858,247 shares of Common Stock outstanding at February 25, 2000.

(b) The undersigned has sole voting and dispositive power over 480 shares of Common Stock. Voting and dispositive power with respect to 282,970 shares held in four trusts are shared with John T. Ryan III (as to one trust and 17,500 shares) and with John T. Ryan III and Mary Irene Ryan (as to three trusts and 265,470 shares). The following information with respect to such co-trustees is to the best knowledge and belief of the undersigned:

         John T. Ryan III is a citizen of the United States of America. His business address is Mine Safety Appliances Company, P.O. Box 426, Pittsburgh, Pennsylvania 15230. His present principal occupation is Chairman and Chief Executive Officer of the Company.

         Mary Irene Ryan is a citizen of the United States of America. Her business address is c/o John T. Ryan III, Mine Safety Appliances Company, P.O. Box 426, Pittsburgh, Pennsylvania 15230. Her present principal occupation is that of housewife.

         To the knowledge of the undersigned, neither of the above persons has within the past five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) The undersigned became a beneficial owner, as defined in Rule 13d-3, of more than 5% of the Common Stock as a result of his becoming a trustee of the four trusts referred to above on

                               Page 4 of 5 Pages
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         October 22, 1999. There have been no transactions in Common Stock effected by the undersigned since at least 60 days prior to that date.

(d) The undersigned holds 282,970 shares of Common Stock as a co-trustee of three trusts. Receipt of dividends or proceeds from the sale of such shares is for the benefit of the beneficiaries of the trusts. No beneficiary of the trusts presently has an interest in such dividends or proceeds amounting to more than 5% of the outstanding shares of Common Stock.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

         The undersigned beneficially owns 282,970 shares of Common Stock as a co-trustee of four trusts. The co-trustees of each trust, who are identified in
Item 5(b), have the power to vote and to dispose of the Common Stock of the Company held by the trust. Such power may be exercised by the vote of a majority of the co-trustees. On the death of the primary beneficiary of one such trust, any shares of Common Stock held in the trust would be distributed outright or in trust to one or more contingent beneficiaries. Under present circumstances, no one contingent beneficiary would receive in the aggregate shares amounting to more than 5% of the outstanding shares of Common Stock.

Item 7.  Material to be filed as Exhibits.

         None.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        /s/ John C. Unkovic
                                                        -----------------------
                                                            John C. Unkovic

Date:  March 2, 2000

                               Page 5 of 5 Pages